Exhibit (a)(5)(x)

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

IN AND FOR NEW CASTLE COUNTY

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ICN PHARMACEUTICALS, INC., a Delaware	:
Corporation,	:
:
Plaintiff,	:
:
v	:	Civil Action No.
:
RIBAPHARM, INC., a Delaware Corporation,	:
DANIEL J. PARACKA, SANTO J. COSTA,	:
GREGORY F. BORON, JAMES PIECZYNSKI	:
and ANDRE DIMITRIADIS	:
:
Defendants.	:
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VERIFIED COMPLAINT FOR
DECLARATORY AND INJUNCTIVE RELIEF

     Plaintiff ICN PHARMACEUTICALS, INC. (“ICN”), by and through its attorneys, and for its Complaint against Defendants RIBAPHARM, INC. (“Ribapharm”), a Delaware Corporation, DANIEL J. PARACKA (“Paracka”), SANTO J. COSTA (“Costa”), GREGORY F. BORON (“Boron”), JAMES PIECZYNSKI (“Pieczynski”) and ANDRE DIMITRIADIS (“Dimitriadis”) (collectively, the “Individual Defendants”), alleges upon knowledge as to itself and upon information and belief as to all other matters, as follows:

NATURE OF THE ACTION

     1.     In this action, ICN seeks redress for the reckless and unjustified conduct of the board of directors of Ribapharm (“the Board” or the “Ribapharm Board”) in enacting a shareholders rights plan (the “Rights Plan”) without due consideration of the full consequences of its decision. The purported reason for adopting the Rights Plan is dubious – to “protect” Ribapharm’s minority stockholders from deciding for themselves whether to accept ICN’s non-coercive, cash tender offer (the “Tender Offer”) for all of the shares of Ribapharm that it presently does not own. The minority stockholders are fully protected without the Rights Plan because, among other reasons, the Tender Offer has an express, non-waivable majority-of-the-minority minimum tender condition, and the back end short form merger will be consummated on the same price terms as the Tender Offer. Furthermore, the stockholders will make their decision to tender their shares only after ICN and the Board have advised them of all material facts. Indeed, the Board’s recommendation against the Tender Offer, combined with the measures that allow the stockholders to freely say no, have repeatedly been recognized as appropriate responses to an “inadequate” tender offer from a majority stockholder. Put simply, the Board adopted a powerful defensive measure that took the decision to tender shares from the stockholders without first identifying any threat posed by ICN’s non-coercive Tender Offer.

     2.     The Board’s reckless conduct goes further than its failure to recognize that the Tender Offer posed no threat to Ribapharm or its minority stockholders. The Board failed to consider the serious adverse effects of its adoption of the Rights Plan. Had the Board even once taken the opportunity to speak with ICN management or its advisors – as ICN proposed on many occasions – any reasonable concerns of the Board might have been addressed. Now, sophisticated stockholders will surely recognize the “hold up” opportunities available to purchasers of the preferred stock pursuant to the Rights Plan, which can be acquired beginning July 11, 2003. By purchasing the preferred stock on July 11, 2003 or thereafter, a stockholder can block ICN’s ability to perform a short form merger or block any spin-off of Ribapharm. Thus, by taking such action, or just threatening to take such action, a holder of rights under the Rights Plan can seek to exact windfall payments from ICN. As a result, if the distribution of rights on July 11, 2003, is not enjoined, ICN may be forced to drop its Tender Offer altogether. Additionally, Ribapharm’s reaction has imperiled important tax attributes that arise from ICN’s 80% ownership of Ribapharm. For example, if the Rights Plan is not redeemed in the face of the offer, a tax-free spin-off of Ribapharm – a transaction heralded by certain of Ribapharm’s stockholders – may no longer be an option for ICN to consider if the Tender Offer is unsuccessful. By adopting the Rights Plan, the Board has provided short-term speculators with opportunities to obtain hold-up value by frustrating the ability of Ribapharm’s stockholders to participate in a Tender Offer that provides a premium to the pre-announcement market price of Ribapharm’s common stock.

     3.     The Board – in enacting the Rights Plan – is also breaching two provisions of the Distribution Agreement between Ribapharm and ICN. First, Section 5.3 of the Distribution Agreement prevents Ribapharm, without the prior written consent of ICN, from issuing any shares of capital stock if, after giving effect to those issuances, ICN would cease to own at least 80% of the total combined voting power of the Company’s outstanding stock. Ribapharm has also breached the Distribution Agreement by enacting a Rights Plan that restricts ICN’s right to transfer common stock, restricts the rights of particular transferees of ICN’s common stock, and discriminates against ICN, each of which is prohibited by Section 5.2 of the Distribution Agreement.

     4.     The Board either acted recklessly by failing to consider these powerfully negative consequences of its decision to adopt the Rights Plan, or pursued a wrongful scheme to purposefully injure ICN’s rights. The Board’s unreasonable and disproportionate response not only harmed ICN, but may have dire consequences that imperil the interests of Ribapharm and its minority stockholders.

     5.     Plaintiff ICN brings this action to prevent imminent irreparable harm to ICN’s rights and interests, remedy and enjoin breaches of fiduciary duty and for declaratory judgment. Plaintiff seeks a temporary restraining order, preliminary and permanent injunctive relief and declaratory relief. Unless immediate action is taken, the rights secured pursuant to the plan will become non-redeemable as early as July 11th, leaving stockholders permanently unable to consider viable alternatives, and could force

ICN to abandon its efforts to provide Ribapharm’s stockholders with a premium transaction.

PARTIES

     6.     Plaintiff ICN, a Delaware corporation, is a global, research-based pharmaceutical company that develops, manufactures, distributes and sells pharmaceutical, research and diagnostic products.

     7.     Defendant Ribapharm, a Delaware corporation, is a biotechnology company that seeks to discover, develop and commercialize products for the treatment of significant unmet medical needs, principally in the antiviral and anticancer areas. Ribapharm stock is listed on the New York Stock Exchange. ICN owns approximately 80.1% of the common stock of Ribapharm.

     8.     Daniel J. Paracka is Chairman of the Ribapharm Board and member of a committee of the Board charged with facilitating communication between the Board and its legal and financial advisors. Paracka owns 1,700 shares of Ribapharm and options to purchase 30,000 more shares.

     9.     Defendant Santo J. Costa is a member of the Board. Costa owns options to purchase 30,000 shares of Ribapharm.

     10.     Defendant Gregory F. Boron is a member of the Board and member of the Project Diamond Committee. Boron owns 1,800 shares of Ribapharm and options to purchase 30,000 more shares.

     11.     Defendant James A. Pieczynski is a member of the Board and member of the Project Diamond Committee. Pieczynski owns 10,000 shares of Ribapharm and options to purchase 30,000 more shares.

     12.     Defendant Andre Dimitriadis is a member of the Board. Dimitriadis owns 10,000 shares of Ribapharm and options to purchase 30,000 more shares.

BACKGROUND

ICN’s Public Offering of Ribapharm Stock

     13.     Before April, 2002, Ribapharm was a wholly-owned subsidiary of ICN. In April, 2002, ICN completed the sale, through an underwritten public offering, of 29,900,000 shares of common stock (the “Public Offering”), representing approximately 19.93% of the 150,000,000 total issued and outstanding shares of common stock.

     14.     At the time of the Public Offering, ICN announced that, as part of its restructuring plan, it was planning, but not obligating itself, to distribute its remaining interest in Ribapharm’s common stock to ICN’s stockholders in a tax free spin-off.

     15.     Before commencing the Public Offering, ICN entered into a number of agreements with Ribapharm for the purpose of defining the relationship between the entities after the Public Offering. These contracts included an affiliation and distribution agreement (the “Distribution Agreement”) and a tax sharing agreement (the “Tax Sharing Agreement”).

             (a)  The Tax Sharing Agreement governs the relationship between ICN and Ribapharm as members of a consolidated tax group for federal tax filing purposes. In general, the Tax Sharing Agreement provides for the tax amounts to be paid or received by Ribapharm to be determined as though ICN and Ribapharm file separate federal income tax returns.

             (b)  The Distribution Agreement governs many aspects of the relationship between ICN and Ribapharm. One provision of the Distribution Agreement prevents Ribapharm, without the prior written consent of ICN, from issuing any shares of capital stock if, after giving effect to those issuances, ICN would cease to own at least 80% of the total combined voting power of the Company’s outstanding stock, or from taking any other action that would prevent a tax free spin-off of Ribapharm. Another provision requires Ribapharm not to take any action that has the effect of “restricting or limiting the ability of ICN to freely sell, transfer, assign, pledge, or otherwise dispose of shares of Ribapharm Common Stock or would restrict the rights of any transferees of ICN as a holder of Ribapharm Common Stock.” Ribapharm is also prohibited from taking action to limit ICN’s legal rights “in a manner not applicable to Ribapharm stockholders generally.” The Rights Plan breaches each of these provisions by (i) setting in place a mechanism by which ICN can be diluted below 80%, thereby precluding the option of a tax free spin-off, (ii) restricting the ability of ICN to transfer its shares, and (iii) singling out ICN – the only stockholder that could possibly trigger the Rights Plan’s restrictions.

ICN Evaluates a Possible Spin-Off

     16.     In June 2002, following significant changes in the composition of the ICN Board of Directors, ICN’s newly-reconstituted board publicly announced that it was re-evaluating ICN’s past restructuring plans. The new board indicated that it would review ICN’s strategy with respect to market segmentation, line of business profitability and whether to pursue the possible spin-off of ICN’s interest in Ribapharm, in light of changed circumstances faced by ICN and Ribapharm.

     17.     Beginning in July 2002, ICN’s management began working with outside advisors to explore various strategic alternatives. As one element of this review, ICN’s board and advisors began to reconsider the advantages and disadvantages of completing a spin-off of ICN’s interest in Ribapharm. The ICN board continued this review in a series of meetings held over several months. As part of its exploration of strategic alternatives, the ICN board directed management to conduct further analysis of the following options: (i) the completion of a spin-off, (ii) a sale of ICN’s interest in Ribapharm to a third party, (iii) continuation of the status quo, and (iv) an acquisition by ICN of the common stock of Ribapharm not already owned by ICN.

     18.     During this review of alternatives, Ribapharm also went through substantial changes in the make up of its Board. On January 22, 2003, in connection with the settlement of litigation between ICN and Ribapharm concerning ICN’s right to act by written consent, all but one of the directors of Ribapharm resigned their positions. On January 23, 2003, the Board, consisting of Dr. Roberts A. Smith, filled the vacancies on the Board with defendants Paracka, Costa, Boron and Pieczynski. On February 21, 2003, the Ribapharm Board elected defendant Dimitriadis as a director.

     19.     Following these changes at Ribapharm, ICN continued to work with its financial and legal advisors to analyze the various strategic alternatives available regarding its interest in Ribapharm. Throughout the Spring of 2003, the ICN board of directors, with the assistance of outside advisors and management, analyzed ICN’s alternatives, including (i) retaining its approximately 80.1% ownership interest in Ribapharm, (ii) distributing its remaining interest in Ribapharm to ICN’s stockholders in a tax-free spin-off, (iii) selling its remaining interest in Ribapharm and (iv) acquiring the outstanding shares not already owned by ICN.

ICN Offers To Acquire The Remaining Shares Of Ribapharm

     20.     Following its analysis, ICN determined to offer to acquire the outstanding publicly held shares of Ribapharm, but did not rule out any of its other alternatives in the event that ICN is unable to accomplish that acquisition at an acceptable price. On May 30, 2003, the ICN board authorized ICN to make the Tender Offer at a price of $5.60 per share, a 10.2 percent premium over the pre-announcement market price and a 20.2 percent premium over the one month average closing price of $4.66 for Ribapharm’s common stock.

     21.     On June 1, 2003, ICN delivered a letter to the Ribapharm Board stating that ICN had concluded it is in the best interest of ICN, Ribapharm and their stockholders to fully consolidate the companies and that ICN intended to commence a tender offer for all outstanding shares of common stock of Ribapharm that it did not currently own. ICN also informed the Ribapharm Board that the Tender Offer would be conditioned upon, among other things, the tender of a majority of shares of Ribapharm common stock not owned by ICN or its affiliates, and the tender of sufficient shares to leave ICN with at least 90% of the fully diluted Ribapharm common stock at the completion of the Tender Offer. Any shares not acquired in the Tender Offer were expected to be acquired in a subsequent “short-form” merger transaction at the same $5.60 per share cash price available in the Tender Offer. There was no financing contingency associated with the Tender Offer.

     22.     ICN also informed the Ribapharm Board that it intended to proceed with the Tender Offer within seven to ten days and, if for some reason the Tender Offer was not consummated, ICN reserved its rights to consider further its other alternatives, including without limitation a sale, spin-off, or maintenance of the status quo. Under Delaware law, the Ribapharm Board is not required to approved the Tender Offer. However, under federal law, Ribapharm was required to file with the SEC a statement of the Board’s position on the Tender Offer within ten business days following the commencement of the Tender Offer.

     23.     On June 2, 2003, ICN filed a Schedule TO-C with the SEC and issued a press release announcing its intention to make a tender offer, within seven to ten days, for all of the outstanding shares of Ribapharm that it did not already own for $5.60 per share. That same day Ribapharm issued a press release announcing that its board of directors had begun the process of considering the Tender Offer and had retained Morgan Stanley & Co. Incorporated as its financial advisor to assist it in considering the Tender Offer.

     24.     Thereafter, ICN and Ribapharm exchanged letters regarding Ribapharm’s request that ICN delay the start of the Tender Offer. ICN turned down that request, but advised Ribapharm that it would consider a request to extend the expiration date of the Tender Offer should circumstances warrant it.

     25.     ICN commenced its Tender Offer on June 10, 2003. Ribapharm issued a press release urging shareholders to take no action until the Ribapharm Board issued its recommendation. On June 13, 2003, in response to a request from Ribapharm, ICN issued a press release extending the expiration date of the Tender Offer period until July 22, 2003.

Ribapharm’s Ill-Considered Adoption of the Rights Plan

     The Board Did Not Reasonably Identify a Threat

          26. On June 23, 2003, Ribapharm announced that its Board had concluded that the Tender Offer was inadequate and recommended against it. Ribapharm also announced that its Board had adopted the Rights Plan in order to preclude Ribapharm’s stockholders from choosing to accept the Tender Offer. Ribapharm, in taking these measures, deliberately refused to meet with ICN or its representatives.

          27. Even though Ribapharm’s “No tender” recommendation was more than adequate to protect Ribapharm’s public stockholders from any alleged inadequacy of the Tender Offer, the Ribapharm Board took a far more drastic response to the Tender Offer by adopting the Rights Plan. The ostensible purpose of adopting the Rights Plan was “to help preserve for Ribapharm’s public stockholders Ribapharm’s long-term value in the face of ICN’s unsolicited tender offer and any other offer that the Board might determine to be inadequate,” but the truth is that the creation of the Rights Plan and refusal to redeem the Rights has no economic justification, serves no legitimate purpose, and is not a reasonable response to the Tender Offer, which poses no threat to the interests of Ribapharm’s stockholders or to Ribapharm’s corporate policy and effectiveness. As such, it is in breach of the fiduciary duties such directors owe to all Ribapharm stockholders under applicable Delaware law, including ICN.

     28.     ICN’s non-coercive tender offer for Ribapharm shares, with a “majority-of-the-minority” tender condition, to be followed by a short-form merger under Section 253 at the same price, poses no threat to the interests of Ribapharm’s stockholders or to Ribapharm’s corporate policy and effectiveness. There is nothing remotely coercive about ICN’s Tender Offer. Delaware law squarely holds that a tender offer made on these terms is not actionably coercive. The Ribapharm Board has identified no such action by ICN, nor can it. Ribapharm stockholders can freely determine for themselves whether or not to accept the Tender Offer, comfortable in knowing they will be no worse off in the second stage of the transaction, if the Tender Offer succeeds, than if they had tendered.

     29.     ICN has not made any threats of retribution against Ribapharm, its directors, officers or stockholders.

     30.     The stockholders are in a perfect position to decide for themselves whether to tender their shares. ICN and the Ribapharm Board each have obligations under Delaware and federal law that compel it to provide all material information to the stockholders. Each has done so and will continue to do so. Furthermore, as the Tender Offer does not close until July 22, 2003, there remains ample time to ensure that the stockholders are fully informed before they decide to accept or reject the Tender Offer. Thus, there is no doubt that the stockholders will be able to make an informed decision.

     31.     Even if the Offer could reasonably be perceived to constitute a threat (which it cannot), the Board’s response was unreasonable. Recommending against the Tender Offer would have been a reasonable and proportional response. Such a response would have properly left the decision in the hands in the Ribapharm stockholders, where it belongs.

The Board Breached Its Fiduciary Duties by Failing to Consider Other Negative Consequences of Its Adoption of the Rights Plan.

     32.     Moreover, the Board’s disclosure of the factors that they considered before adopting the Rights Plan reflects no consideration of the substantial wealth-transferring and value-destroying effects of the Rights Plan. The Rights Plan adopted by the Board establishes a structure that will allow any stockholder of Ribapharm to manipulate itself into a blocking position, which could cause ICN to forego a transaction that would be in the best interests of all stockholders.

     33.     The Rights Plan provides that the rights will be distributed to common stockholders on July 11, 2003 and will become exerciseable on that date. As a result, stockholders will receive rights on July 11 that can immediately be used to purchase newly issued shares of preferred stock pursuant to the purchase terms of the rights. Generally, the distribution date in a rights plan is relatively unimportant because the rights are initially “out-of-the-money.” Here, however, the particular circumstances make the distribution date much more significant.

     34.     Because of ICN’s position as an 80.1% stockholder seeking to purchase the minority stake, the distribution of exercisable rights may provide extortion ate leverage to a short-term speculator who purchases the preferred stock. Such purchases of preferred stock could preclude ICN’s ability to complete its acquisition of Ribapharm with a short form merger and could also destroy important tax attributes currently in place. Sophisticated investors will recognize that purchasing the preferred shares — or even just threatening to purchase the preferred shares — may compel ICN to buy them out at inflated prices in order to prevent those disastrous consequences. The alternative for ICN would be to drop its Tender Offer, depriving Ribapharm’s stockholders of the opportunity to decide whether to sell into that offer.

     35.     The Rights Plan threatens ICN or Ribapharm with at least three substantial negative consequences that were either consciously disregarded or overlooked by a precipitous Ribapharm Board.

     The Ability to Block a Short Form Merger

     36.     The first wealth-transferring effect of the Rights Plan not considered by the Board is its effect on ICN’s ability to perform a short form merger. The preferred stock to be issued pursuant to the Rights Plan is a separate class of stock from Ribapharm’s common stock. In order to perform a short form merger under 8 Del. C. § 253, ICN would have to own 90% of the outstanding shares of each class of stock. Thus, a sophisticated investor could use the rights to purchase preferred stock and, thereafter, demand that ICN buy those shares at a substantial premium in order to own 90% of the preferred stock. The Board’s decision to adopt the Rights Plan did not take into account this risk of extortion. Indeed, after July 11, the Board will be powerless to stop opportunistic investors from taking an unfair share of the consideration paid for

Ribapharm because the preferred stock to be issued pursuant to the Rights Plan is not redeemable.

The Rights Plan Threatens ICN’s Ability to Spin-Off Ribapharm

     37.     The Board’s adoption of the Rights Plan also has the effect of imperiling an important alternative in the event that ICN is unable to complete its Tender Offer and merger. Although ICN believes that a repurchase of the public shares by way of Tender Offer is presently the best available option for ICN and Ribapharm, ICN has consistently stated that a tax free spin-off is a potential alternative if the Tender Offer is unsuccessful for any reason.

     38.     In the event that the Tender Offer is unsuccessful, a tax free spin off may be an alternative for ICN and Ribapharm. Ribapharm’s public filings have acknowledged that a tax free spin-off may be an attractive alternative for Ribapharm’s minority stockholders. In the Prospectus for the Public Offering, Ribapharm disclosed the following risk factor:

If the spin-off does not occur, the number of shares of our common stock that are publicly held will be smaller than if the spin-off does occur and the market for our shares may, therefore, be less liquid. In addition, the marketplace may view the failure to complete the spin-off negatively and the market price of our common stock may be adversely affected

     39.     Given the risks posed by leaving the minority stockholders in a thinly traded minority position, one would expect the Ribapharm Board to have carefully avoided doing anything that might preclude a tax free spin-off in the event the Tender

Offer cannot be accomplished. Yet, the Rights Plan that the Ribapharm Board crafted threatens effectively to eliminate the possibility of a tax free spin-off, should the Tender Offer fail.

     40.     Under the Internal Revenue Code, a tax free spin-off will be possible only if, among other conditions, ICN owns at least 80% of the voting stock of Ribapharm:

(a) Effect on distributees –
. . . .
If...a corporation (referred to in this section as the “distributing corporation”) distributes to a shareholder, with respect to its stock,...solely stock or securities of a corporation (referred to in this section as “controlled corporation”) which it controls immediately before the distribution,...and...as part of the distribution, the distributing corporation distributes...an amount of stock in the controlled corporation constituting control within the meaning of Section 368(c)...then no gain or loss shall be recognized to (and no amount shall be includible in the income of) such shareholder...on the receipt of such stock or securities.
. . . .
(c) Taxability of corporation on distribution –
. . .. .
[N]o gain or loss shall be recognized to a corporation on any distribution [of any stock or securities in the controlled corporation] to which this section applies....

26 U.S.C. § 355(a) & (c).

[For these purposes] the term “control” means the ownership of stock possessing at least 80% of the total combined voting power of all classes of stock entitled to vote and at least 80% of the total number of shares of all other classes of stock of the corporation

26 U.S.C. § 368(c).

     41.     Indeed, in the Public Offering Prospectus, Ribapharm itself specifically acknowledged this important statutory requirement:

Under one of the legal requirements for a tax-free spin-off, ICN would need to own at least 80% of the voting power of our outstanding capital stock.

(IPO Prospectus at 23)

     42.     Because ICN currently owns approximately 80.1% of the stock of Ribapharm, even a small amount of dilution could immediately cause ICN’s holdings to fall below the critical 80% threshold. As noted above, when the rights are distributed under the Rights Plan on July 11, 2003, they will immediately be exerciseable. Any holder of the rights could therefore acquire shares of voting preferred stock, which would have the effect of diluting ICN’s relative ownership of ICN’s voting stock. ICN could not merely go out into the public markets to purchase enough shares to once again meet the 80% threshold, because the Internal Revenue Code would place a five year moratorium on such shares being counted toward that requirement. 26 U.S.C. § 355(b).

     43.     Thus, the dilutive Rights Plan threatens to take from ICN and Ribapharm’s public shareholders the possibility of a tax free spin-off should the Tender Offer fail. The Board’s unwitting or bad faith creation of this risk was an act of gross negligence and recklessness.

     The Rights Plan Imperils ICN’s Consolidated Tax Filings

     44.     The risk of dilution when the rights become exerciseable on July 11 poses an additional threat to ICN and Ribapharm’s tax status. At present, Ribapharm is part of ICN’s consolidated tax group. Under the Internal Revenue Code and related regulations, a consolidated group may file one income tax return for all members of the consolidated group that reflects the income, losses, gains, deductions and credits of all members as if they were a single business enterprise conducted by one corporation. This substantial tax advantage is only available if the parent corporation owns, directly or indirectly, 80% or more, by vote and value, of the subsidiary corporation. The Rights Plan threatens to dilute ICN below the 80% threshold by allowing investors to purchase newly issued shares of preferred stock.

     45.     The risks of becoming disqualified for consolidated tax filing purposes or a tax free spin-off are real threats, even though the rights issued by the Rights Plan will likely be out of the money when they become exerciseable on July 11. Sophisticated investors will recognize the value that ICN’s 80% ownership of Ribapharm provides to ICN, and can use the threat of purchasing newly issued preferred stock under the Rights Plan to coerce ICN into purchasing their shares at a grossly inflated price, which could force ICN to drop a value enhancing transaction that would otherwise have benefitted Ribapharm’s minority stockholders.

     46.     The Board either did not consider, or consciously ignored, these grave disadvantages of the Rights Plan when they adopted it. The Board purported to act to preserve the status quo while it considered alternatives, but, in fact, its conduct will cause an immediate wealth transfer from ICN to speculators who recognize the opportunities for greenmail built into the Rights Plan.

     47.     The Board’s failure to identify these problems with the Rights Plan is inexcusable because ICN offered to meet with the Board or its advisors in order to ensure that the directors of Ribapharm were fully informed and considered all material information. The Ribapharm Board rebuffed that request, and thereafter failed to consider negative consequences of the Rights Plan that could have been identified in advance by ICN or its advisors. The Board’s grossly negligent and reckless conduct violated its fiduciary duties.

The Rights Plan Improperly Seeks to Curtail ICN’s Right to Act By Written
Consent In Accordance with Ribapharm’s Certificate of Incorporation

     48.     The Rights Plan also has an improper triggering event that would render ICN an “Acquiring Person” if it acts by written consent, unless ICN provides 35 days advance notice of its intent to take such action. This provision of the Rights Plan runs afoul of 8 Del. C. § 228 and Article VI(d) of the Amended and Restated Certificate of Incorporation of Ribapharm (the “Certificate”), which together assure ICN’s right to change the Ribapharm Board through stockholder consents until such time as it no longer owns 50% of the Ribapharm:

Upon and after such time as ICN and its Controlled Affiliates (as defined below) cease to own shares of capital stock of [Ribapharm] representing more than 50% of the voting power of the then outstanding Common Stock, any action required or permitted to be taken by the stockholders of [Ribapharm] must be effected at a duly called annual or special meeting of stockholders of [Ribapharm] and may not be effected by any consent in writing by such stockholders

     49.     Furthermore, the inclusion of a provision in the Rights Plan that purports to restrict ICN’s ability to act by written consent constitutes an illegal and unlawful restriction on ICN’s franchise rights. The Ribapharm Board has no compelling justification for its attempt to disenfranchise ICN – it reflects only a naked attempt to unlawfully hinder ICN’s rights as a majority stockholder.

By Adopting the Rights Plan, Ribapharm Has
Breached the Distribution Agreement.

     50.     As noted above, in the Distribution Agreement, Ribapharm agreed that, until the earlier of the completion of a possible spin-off of the Company or September 30, 2003, or ICN’s express abandonment of a spin-off through a written notice, Ribapharm would not, without the prior written consent of ICN, issue any shares of capital stock if, after giving effect to those issuances, ICN would cease to own at least 80% of the total combined voting power of the Company’s outstanding stock. Further, Ribapharm agreed that, for the same time period, Ribapharm would not take any action that could cause a spin-off to fail or to fail to qualify as a tax free spin-off. Ribapharm has breached these promises by enacting the Rights Plan, which has the effect of giving Ribapharm’s stockholders the ability to dilute ICN and to frustrate any tax free spin-off.

     51.     These agreements are commemorated in Section 5.3 of the Distribution Agreement, which states, in relevant part:

TAX-FREE SPIN-OFF. Ribapharm hereby covenants and agrees until the earlier of (i) September 30, 2003 and (ii) completion of the Distribution, Ribapharm shall not, without the prior written consent of ICN (which ICN may withhold in its sole and absolute discretion), (A) issue any shares of Ribapharm Capital Stock if, after giving effect to such issuances, ICN would cease to own stock possessing at least 80% of the total combined voting power of all classes of Ribapharm Capital Stock entitled to vote and at least 80% of the total number of shares of each class of outstanding non-voting Ribapharm Capital Stock or (B) take, or cause to be taken, any action, or do, or cause to be done, anything which will prevent the [possible spin-off] from qualifying, or will cause the [possible spin-

off] to fail to qualify, as a tax-free spin-off under Section 355 of the Code (as defined in the Tax Sharing Agreement)

     52.     The Distribution Agreement specifically states that ICN is not obligated in any respect to proceed with or complete any possible spin-off of Ribapharm.

     53.     In addition, the anti-dilution provision of the Distribution Agreement continues in full force and effect unless ICN conclusively decides to abandon the possible spin-off and notifies Ribapharm of its position in writing. ICN has not abandoned the spin-off by foreclosing that option and notifying Ribapharm of that decision in writing. On the contrary, ICN’s public statements have consistently described the spin- off as an available option that ICN may pursue in the event that the Tender Offer is unsuccessful. For example, ICN’s June 1, 2003 letter to the Ribapharm Board expressly reserves ICN’s right to engage in a spin off. Similarly, ICN’s tender offer statement specifically notes that ICN has not abandoned the idea of a possible spin-off in the event that the tender offer should fail:

If the Offer is not completed because the Minimum Condition is not satisfied or because another condition is not satisfied or waived, [ICN] and [ICN’s acquisition subsidiary] expect that [Ribapharm’s] current management will continue to operate [Ribapharm’s] business substantially as presently operated. However, [ICN] and [ICN’s acquisition subsidiary] anticipate that, if the Offer is not completed, [ICN] and [ICN’s acquisition subsidiary] will re-evaluate the role of the Company within [ICN’s] overall reorganization strategy.

In particular, [ICN] and [ICN’s acquisition subsidiary] may consider, among other things ... completing the spin-off of [ICN’s] remaining interest in [Ribapharm.]

     54.     In sum, the anti-dilution requirements of the Distribution Agreement remain binding on Ribapharm. Ribapharm breached Section 5.3 of the Distribution Agreement by adopting the Rights Plan because it establishes conditions under which a holder of the rights can purchase a sufficient number of newly issued shares of stock of Ribapharm to dilute ICN below 80% and to preclude a tax free spin off.

     55.     The Board’s adoption of the Rights Plan also breached Section 5.2 of the Distribution Agreement. That provision provides, in pertinent part:

Ribapharm hereby covenants and agrees that, for so long as ICN beneficially owns at least 10% of the outstanding shares of Ribapharm Common Stock, Ribapharm shall not, without prior written consent of ICN (which it may withhold in its sole and absolute discretion), take, or cause to be taken, directly or indirectly, any action ... which has the effect, directly or indirectly, of restricting or limiting the ability of ICN to freely sell, transfer assign, pledge or otherwise dispose of shares of Ribapharm Common Stock or would restrict the rights of any transferee of ICN as a holder of Ribapharm Common Stock. Without limiting the generality of the foregoing, Ribapharm shall not ... take any action ... which would among other things, limit the legal rights of, or deny any benefit to, ICN as a Ribapharm stockholder in a manner not applicable to Ribapharm stockholders generally.

     56.     The Rights Plan violates Section 5.2 because it restricts ICN’s ability to transfer its shares of common stock to anyone who holds a sufficient number of shares that its purchase of ICN’s shares would cause it to own more than 89.9% of Ribapharm’s stock. The Rights Plan also violates Section 5.2 because it restricts the rights of “any transferee” of ICN’s common stock because any transferee who already owned 9.8% of Ribapharm’s common stock would have its rights greatly restricted if it purchased ICN’s interest in Ribapharm.

     57.     The Rights Plan further violates Section 5.2 due to its strict limitations on the rights that ICN received as a common stockholder under the Rights Plan itself. If ICN becomes an “Acquiring Person” by obtaining 89.9% of Ribapharm’s stock, the rights received by ICN pursuant to the Rights Plan, or any rights it transfers, would become null and void. Indeed, in virtually all respects, the Rights Plan violates Section 5.2 because it was plainly designed to discriminate against ICN, the only stockholder in a position to own 89.9% of Ribapharm’s stock. Thus, by adopting the Rights Plan, the Board caused Ribapharm to breach Section 5.2 of the Distribution Agreement.

FIRST CAUSE OF ACTION AGAINST
THE INDIVIDUAL DEFENDANTS
(Breach of Fiduciary Duty)

     58.     ICN restates, re-alleges and incorporates by reference the foregoing paragraphs of this Complaint as if fully set forth herein.

     59.     As members of Ribapharm’s board of directors, defendants owe, and at all times relevant hereto owed, fiduciary duties of loyalty, care and good faith to all of the stockholders of Ribapharm, including ICN.

     60.     Defendants breached their fiduciary duties owed to ICN by adopting a Rights Plan without first identifying a legitimate threat to corporate policy or effectiveness, or taking action that was reasonable in response to any such threat. The defendants further breached fiduciary duties owed to ICN by acting in a grossly uninformed manner regarding the substantial negative consequences that the Rights Plan will impose on ICN and other stockholders beginning on July 11, 2003, the date the rights become exercisable.

     61. As a direct and proximate result of the foregoing breaches of fiduciary duties, ICN has suffered and will continue to suffer irreparable harm that cannot adequately be compensated through monetary damages.

SECOND CAUSE OF ACTION
AGAINST RIBAPHARM
(Breach of Contract)

     62.     ICN restates, re-alleges and incorporates by reference the foregoing paragraphs of this Complaint as if fully set forth herein.

     63.     Ribapharm has breached Sections 5.2 and 5.3 of the Distribution Agreement by adopting the Rights Plan.

     64.     As a direct and proximate result of the foregoing breaches of contract, ICN has suffered and will continue to suffer irreparable harm that cannot adequately be compensated through monetary damages.

THIRD CAUSE OF ACTION
AGAINST ALL DEFENDANTS
(Declaratory Judgment On Rights Plan)

     65.     ICN hereby incorporates and re-alleges the foregoing paragraphs of the Complaint as if fully set forth herein.

     66.     Pursuant to 10 Del. C. § 6501, ICN seeks an order of this Court determining the respective rights and obligations of ICN with respect to defendants’ unlawful adoption of the Rights Plan.

     67.     ICN is entitled to an order adjudging, declaring, and decreeing that the Rights Plan is void and unenforceable in total, or, in the alternative, that the provisions of the Rights Plan purporting to restrict ICN’s ability to act by written consent are void and unenforceable.

PRAYER FOR RELIEF

          WHEREFORE, ICN respectfully requests that the Court enter an order:

          Barring the Distribution Date of the Rights Plan from going into effect on July 11, 2003;

          Declaring that failure to redeem the Rights or to otherwise amend the Rights Plan to make it inapplicable to the Tender Offer or any follow-on merger, is inconsistent with the best interests of Ribapharm’s stockholders and constitutes a breach of fiduciary duty;

          Declaring that the Rights Plan is void and unenforceable in total;

          Declaring the provisions of the Rights Plan that purport to limit or restrict ICN’s ability to act by written consent are void and unenforceable;

          Compelling Ribapharm and its Board to redeem the Rights under the Rights Plan or otherwise amend the Rights Plan to make it inapplicable to the Tender Offer or to any follow-on merger, and enjoining the Ribapharm Board from taking any action to implement, distribute or recognize any rights or powers with respect to said Rights;

          Declaring that Ribapharm is in breach of the Distribution Agreement;

          Barring the Ribapharm Board from taking any action with respect to the Rights Plan that dilutes ICN’s ownership of Ribapharm below 80%;

     Awarding reasonable attorneys’ fees and the costs and disbursements of this action; and

     Awarding such other and further relief as this Court deems just and proper.

/s/ Robert S. Saunders

Robert S. Saunders
Paul J. Lockwood
SKADDEN, ARPS, SLATE,
MEAGHER & FLOM LLP
One Rodney Square
P.O. Box 636
Wilmington, Delaware 19899
(302) 651-3000
Attorneys for Plaintiff

OF COUNSEL:

Robert E. Zimet
Susan L. Saltzstein
James W. Brown
SKADDEN, ARPS, SLATE,
     MEAGHER & FLOM LLP
Four Times Square
New York, New York 10036
(212) 735-3000

DATED: June 25, 2003

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